UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2019
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2019

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Voyage revenues (notes 6 and 10a)	149,655	123,336	452,459	360,957
Voyage expenses	(4,961)	(7,956)	(16,759)	(21,708)
Vessel operating expenses (note 10a)	(27,321)	(26,021)	(80,879)	(87,207)
Time-charter hire expense (notes 5b and 10a)	(5,336)	(1,690)	(14,007)	(1,690)
Depreciation and amortization	(34,248)	(32,238)	(103,712)	(91,299)
General and administrative expenses (notes 10a and 14)	(5,393)	(5,783)	(17,692)	(20,700)
Write-down of vessels (note 16)	(785)	(2,201)	(785)	(53,863)
Restructuring charges (note 15)	—	(449)	(2,976)	(1,845)
Income from vessel operations	71,611	46,998	215,649	82,645
Equity income (note 7)	21,296	14,679	28,612	52,597
Interest expense	(40,574)	(35,875)	(123,809)	(88,752)
Interest income	1,025	980	3,063	2,796
Realized and unrealized (loss) gain on non-designated derivative instruments (note 11)	(3,270)	2,515	(17,713)	14,818
Foreign currency exchange gain (loss) (notes 8 and 11)	2,879	1,445	(5,095)	8,615
Other (expense) income (notes 5a and 12b)	(1,174)	314	(687)	(51,918)
Net income before income tax expense	51,793	31,056	100,020	20,801
Income tax expense (note 9)	(1,442)	(1,549)	(6,492)	(3,171)
Net income	50,351	29,507	93,528	17,630
Non-controlling interest in net income	2,983	3,557	8,108	(4,160)
Preferred unitholders' interest in net income	6,426	6,425	19,276	19,276
General partner's interest in net income	820	391	1,324	51
Limited partners’ interest in net income	40,122	19,134	64,820	2,463
Limited partners’ interest in net income per common unit (note 13):
• Basic	0.51	0.24	0.83	0.03
• Diluted	0.51	0.24	0.83	0.03
Weighted-average number of common units outstanding (note 13):
• Basic	78,012,514	79,687,499	78,402,239	79,671,051
• Diluted	78,106,770	79,859,471	78,488,331	79,832,978

Related party transactions (note 10)

Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net income	50,351	29,507	93,528	17,630
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax	(19,577)	6,940	(71,815)	16,129
Amounts reclassified from accumulated other comprehensive (loss) income, net of tax
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	401	(86)	(296)	(703)
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 11)	(22)	(37)	(430)	211
Other comprehensive (loss) income	(19,198)	6,817	(72,541)	15,637
Comprehensive income	31,153	36,324	20,987	33,267
Non-controlling interest in comprehensive income	2,310	3,988	5,210	(2,202)
Preferred unitholders' interest in comprehensive income	6,426	6,425	19,276	19,276
General and limited partners' interest in comprehensive income	22,417	25,911	(3,499)	16,193
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at September 30, 2019	As at December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents	142,860	149,014
Restricted cash – current (note 17)	58,109	38,329
Accounts receivable, including non-trade of $9,002 (2018 – $6,461)	14,649	20,795
Prepaid expenses	9,383	8,076
Current portion of derivative assets (note 11)	464	835
Current portion of net investments in direct financing leases (note 6)	13,365	12,635
Current portion of advances to equity-accounted joint ventures (note 7)	79,108	79,108
Advances to affiliates (note 10b)	17,471	8,229
Vessel held for sale (note 16c)	11,515	—
Other current assets	238	2,306
Total current assets	347,162	319,327

Restricted cash – long-term (note 17)	33,562	35,521

Vessels and equipment
At cost, less accumulated depreciation of $720,989 (2018 – $665,206)	1,604,581	1,657,338
Operating lease right-of-use asset (notes 2 and 5b)	37,431	—
Vessels related to finance leases, at cost, less accumulated depreciation of $98,003 (2018 – $66,878) (note 5a)	1,698,545	1,585,243
Advances on newbuilding contracts (note 10d)	—	86,942
Total vessels and equipment	3,340,557	3,329,523
Investments in and advances to equity-accounted joint ventures (note 7)	1,017,994	1,037,025
Net investments in direct financing leases (note 6)	548,072	562,528
Other assets	11,960	11,432
Derivative assets (note 11)	301	2,362
Intangible assets – net	45,580	52,222
Goodwill	34,841	34,841
Total assets	5,380,029	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	2,426	3,830
Accrued liabilities (notes 11 and 15)	78,701	74,753
Unearned revenue (note 6)	25,732	30,108
Current portion of long-term debt (note 8)	390,569	135,901
Current obligations related to finance leases (note 5a)	69,661	81,219
Current portion of operating lease liabilities (notes 2 and 5b)	13,252	—
Current portion of derivative liabilities (note 11)	37,523	11,604
Advances from affiliates (note 10b)	8,861	14,731
Total current liabilities	626,725	352,146
Long-term debt (note 8)	1,437,282	1,833,875
Long-term obligations related to finance leases (note 5a)	1,358,485	1,217,337
Long-term operating lease liabilities (notes 2 and 5b)	24,179	—
Other long-term liabilities (note 12c)	46,180	43,788
Derivative liabilities (note 11)	72,466	55,038
Total liabilities	3,565,317	3,502,184
Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Limited partners - common units (77.5 million units and 79.4 million units issued and outstanding at September 30, 2019 and December 31, 2018, respectively)	1,497,544	1,496,107
Limited partners - preferred units (11.8 million units issued and outstanding at September 30, 2019 and December 31, 2018)	285,159	285,159
General partner	49,303	49,271
Accumulated other comprehensive (loss) income	(71,757)	2,717
Partners' equity	1,760,249	1,833,254
Non-controlling interest	54,463	49,343
Total equity	1,814,712	1,882,597
Total liabilities and total equity	5,380,029	5,384,781
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2019	2018
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	93,528	17,630
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments (note 11)	10,315	(38,201)
Depreciation and amortization	103,712	91,299
Write-down of vessels	785	53,863
Unrealized foreign currency exchange gain including the effect of the termination of cross currency swaps	(1,213)	(12,313)
Equity income, net of dividends received $25,374 (2018 – $11,583)	(3,238)	(41,014)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	(740)
Amortization of deferred financing issuance costs included in interest expense	6,722	4,620
Other non-cash items	6,173	(9,881)
Change in non-cash operating assets and liabilities	(15,227)	3,422
Receipts from direct financing leases	9,242	—
Expenditures for dry docking	(8,836)	(10,458)
Net operating cash flow	201,963	58,227

Proceeds from issuance of long-term debt	158,924	685,547
Scheduled repayments of long-term debt	(95,730)	(173,488)
Prepayments of long-term debt	(183,787)	(440,820)
Financing issuance costs	(989)	(8,534)
Proceeds from financing related to sales and leaseback of vessels	317,806	370,050
Scheduled repayments of obligations related to finance leases	(54,484)	(45,281)
Prepayment of obligations related to finance leases	(111,617)	—
Repurchase of common units (note 13)	(25,729)	—
Cash distributions paid	(60,926)	(52,535)
Dividends paid to non-controlling interest	(90)	(1,290)
Net financing cash flow	(56,622)	333,649

Expenditures for vessels and equipment, net of warranty settlement $44,890 (2018 – $nil) (note 12a)	(91,503)	(559,172)
Capital contributions and advances to equity-accounted joint ventures	(42,171)	(33,496)
Return of capital and repayment of advances from equity-accounted joint ventures	—	5,000
Receipts from direct financing leases	—	8,361
Proceeds from sale of equity-accounted joint venture	—	54,438
Net investing cash flow	(133,674)	(524,869)
Increase (decrease) in cash, cash equivalents and restricted cash	11,667	(132,993)
Cash, cash equivalents and restricted cash, beginning of the period	222,864	339,435
Cash, cash equivalents and restricted cash, end of the period	234,531	206,442
Supplemental cash flow information (note 17)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units		Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#		$	#	$	$	$	$	$
Balance as at December 31, 2018	79,361		1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—		14,888	—	6,425	304	—	2,508	24,125
Other comprehensive loss	—		—	—	—	—	(21,390)	(850)	(22,240)
Distributions declared:
Common units ($0.14 per unit)	—		(10,997)	—	—	(224)	—	—	(11,221)
Preferred units Series A ($0.5625 per unit)	—		—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—		—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—		—	—	—	—	—	(20)	(20)
Change in accounting policy (note 2)	—		1,777	—	—	37	(4,831)	—	(3,017)
Equity-based compensation, net of nominal withholding tax (note 14)	81		810	—	—	17	—	—	827
Repurchase of common units (note 13)	(815)		(9,307)	—	—	(190)	—	—	(9,497)
Balance as at March 31, 2019	78,627		1,493,278	11,800	285,159	49,215	(23,504)	50,981	1,855,129
Net income	—		9,810	—	6,425	200	—	2,617	19,052
Other comprehensive loss	—		—	—	—	—	(29,728)	(1,375)	(31,103)
Distributions declared:
Common units ($0.19 per unit)	—		(14,939)	—	—	(305)	—	—	(15,244)
Preferred units Series A ($0.5625 per unit)	—		—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—		—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—		—	—	—	—	—	(35)	(35)
Equity-based compensation, net of withholding tax of $0.5 million (note 14)	1		(125)	—	—	(3)	—	—	(128)
Repurchase of common units (note 13)	(187)		(2,508)	—	—	(51)	—	—	(2,559)
Balance as at June 30, 2019	78,441		1,485,516	11,800	285,159	49,056	(53,232)	52,188	1,818,687
Net income	—		40,122	—	6,426	820	—	2,983	50,351
Other comprehensive loss	—		—	—	—	—	(18,525)	(673)	(19,198)
Distributions declared:
Common units ($0.19 per unit)	—		(14,881)	—	—	(304)	—	—	(15,185)
Preferred units Series A ($0.5625 per unit)	—		—	—	(2,813)	—	—	—	(2,813)
Preferred units Series B ($0.5313 per unit)	—		—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—		—	—	—	—	—	(35)	(35)
Equity-based compensation (note 14)	1		187	—	—	4	—	—	191
Repurchase of common units (note 13)	(932)	—	(13,400)	—	—	(273)	—	—	(13,673)
Balance as at September 30, 2019	77,510		1,497,544	11,800	285,159	49,303	(71,757)	54,463	1,814,712

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net (loss) income	—	(13,047)	—	6,425	(272)	—	(11,665)	(18,559)
Other comprehensive income	—	—	—	—	—	1,391	1,067	2,458
Distributions declared:
Common units ($0.14 per unit)	—	(11,148)	—	—	(228)	—	—	(11,376)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Change in accounting policy	—	1,959	—	—	41	—	739	2,739
Equity-based compensation, net of withholding tax of $0.6 million (note 14)	61	120	—	—	3	—	—	123
Balance as at March 31, 2018	79,688	1,517,132	11,800	285,159	49,696	5,870	42,526	1,900,383
Net (loss) income	—	(3,624)	—	6,426	(68)	—	3,948	6,682
Other comprehensive income	—	—	—	—	—	5,902	460	6,362
Distributions declared:
Common units ($0.14 per unit)	—	(11,157)	—	—	(227)	—	—	(11,384)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,813)	—	—	—	(2,813)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(157)	(157)
Equity-based compensation, net of withholding tax of $0.1 million (note 14)	—	141	—	—	2	—	—	143
Balance as at June 30, 2018	79,688	1,502,492	11,800	285,159	49,403	11,772	46,777	1,895,603
Net income	—	19,134	—	6,425	391	—	3,557	29,507
Other comprehensive income	—	—	—	—	—	6,386	431	6,817
Distributions declared:
Common units ($0.14 per unit)	—	(11,155)	—	—	(228)	—	—	(11,383)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,133)	(1,133)
Equity-based compensation (note 14)	—	179	—	—	4	—	—	183
Balance as at September 30, 2018	79,688	1,510,650	11,800	285,159	49,570	18,158	49,632	1,913,169
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (or SEC) on April 5, 2019. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year.

Significant intercompany balances and transactions have been eliminated upon consolidation. Certain comparative figures have been reclassified to conform to the presentation adopted in the fourth quarter of 2018 relating to a change in the Partnership's reportable segments (see Note 4) and to reclassifications of certain related party transactions between vessel operating expenses and general and administrative expenses in the Partnership's consolidated statements of income which resulted in a decrease in vessel operating expenses and an offsetting increase in general and administrative expenses of $1.6 million and $2.9 million for the three and nine months ended September 30, 2018, respectively.

2.	Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2016-02, which establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. FASB issued an additional accounting standard update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Partnership adopted ASU 2016-02 on January 1, 2019. In addition, the Partnership early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset’s cost, instead of fair value. To determine the cumulative effect adjustment, the Partnership has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership identified the following differences:

•
The adoption of ASU 2016-02 results in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership's equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts previously accounted for as an operating lease is now treated as an operating lease right-of-use asset and an operating lease liability, which resulted in an increase of the Partnership's assets and liabilities. The right-of-use asset and lease liability recognized on September 30, 2019 was $37.4 million (January 1, 2019 – $22.8 million). In addition, certain equity-accounted joint ventures recognized a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This had the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels has remained substantially unchanged from the prior policy and is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investments in and advances to equity-accounted joint ventures by $3.0 million, and total equity by $3.0 million as at September 30, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million. The Partnership’s time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

•
The adoption of ASU 2016-02 results in direct financing lease payments received being presented as an operating cash inflow in 2019 instead of as an investing cash inflow in 2018 in the consolidated statements of cash flows. Direct financing lease payments received during the nine months ended September 30, 2019 and 2018 were $9.2 million and $8.4 million, respectively.

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions the Partnership does not derecognize the vessel sold and continues to depreciate the vessel as if it were the legal owner. Proceeds received from the sale of the vessel are recognized as a financial liability and bareboat charter hire payments made by the Partnership to the lessor are allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit and the Torben Spirit during the first and third quarters of 2019, respectively, being accounted for as failed sales and unlike the eight sale-leaseback transactions entered into in prior years, the Partnership is not considered as holding a variable interest in the buyer lessor entity and thus, does not consolidate the buyer lessor entity (see Note 5).

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive (loss) income and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Partnership as of January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods under current GAAP, which generally require that a loss be incurred before it is recognized. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership expects that its net investments in direct financing leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements will be subject to ASU 2016-13. Consequently, the Partnership expects that on January 1, 2020, it will decrease the carrying value of the instruments subject to ASU 2016-13, resulting in a corresponding reduction to total equity on the date of adoption. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

		September 30, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 17a)	Level 1	234,531	234,531	222,864	222,864
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	794	794	3,341	3,341
Interest rate swap agreements – liabilities	Level 2	(57,012)	(57,012)	(40,958)	(40,958)
Foreign currency contracts	Level 2	(535)	(535)	—	—
Cross currency swap agreements – liabilities	Level 2	(54,887)	(54,887)	(29,122)	(29,122)
Other derivative	Level 3	—	—	1,061	1,061
Non-recurring:
Vessel held for sale (note 16c)	Level 2	11,515	11,515	—	—
Other:
Advances to equity-accounted joint ventures (note 7)	(i)	131,497	(i)	131,386	(i)
Long-term debt – public (note 8)	Level 1	(333,800)	(344,480)	(350,813)	(361,095)
Long-term debt – non-public (note 8)	Level 2	(1,494,051)	(1,485,347)	(1,618,963)	(1,604,106)
Obligations related to finance leases (note 5a)	Level 2	(1,428,146)	(1,468,520)	(1,298,556)	(1,274,693)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The time-charter contract for the Toledo Spirit Suezmax tanker ended in January 2019, upon which the charterer, who was also the owner, sold the vessel, which resulted in the related agreement with Teekay Corporation described below ending concurrently. The time-charter contract for the vessel had increased or decreased the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Changes in fair value during the nine months ended September 30, 2019 and 2018 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3), were as follows:

	Nine Months Ended September 30,
	2019	2018
	$	$
Fair value at beginning of period	1,061	1,648
Realized and unrealized (losses) gains included in earnings	(40)	1,649
Settlements	(1,021)	(1,137)
Fair value at end of period	—	2,160

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

	Credit Quality		September 30, 2019	December 31, 2018
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases (note 6)	Payment activity	Performing	561,437	575,163
Other receivables:
Long-term receivable and accrued revenue included in other assets	Payment activity	Performing	6,871	5,694
Advances to equity-accounted joint ventures, current and long-term (note 7)	Other internal metrics	Performing	131,497	131,386
			699,805	712,243

4.	Segment Reporting

Prior to the fourth quarter of 2018, the Partnership reported its financial results on the basis of two business segments: a liquefied gas segment and a conventional tanker segment. During 2018, the Partnership’s Teekay Multi-Gas Pool commenced operations. As part of this initiative, the Partnership completed an internal reorganization and revised its reportable segments, and such changes resulted in management viewing the gas fleet and its components differently. As a result, the Partnership’s liquefied petroleum gas (or LPG) and multi-gas carriers are reported in a separate segment apart from its LNG carriers, resulting in a total of three business segments. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted commencing in the fourth quarter of 2018.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following tables include results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended September 30,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	137,212	10,846	1,597	149,655
Voyage recoveries (expenses)	286	(4,778)	(469)	(4,961)
Vessel operating expenses	(21,890)	(4,804)	(627)	(27,321)
Time-charter hire expense	(5,336)	—	—	(5,336)
Depreciation and amortization	(32,249)	(1,991)	(8)	(34,248)
General and administrative expenses(i)	(4,787)	(397)	(209)	(5,393)
Write-down of vessels	—	—	(785)	(785)
Income (loss) from vessel operations	73,236	(1,124)	(501)	71,611
Equity income	20,262	1,034	—	21,296

	Three Months Ended September 30,
	2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	111,909	6,279	5,148	123,336
Voyage expenses	(734)	(4,997)	(2,225)	(7,956)
Vessel operating expenses	(17,912)	(4,393)	(3,716)	(26,021)
Time-charter hire expense	(1,690)	—	—	(1,690)
Depreciation and amortization	(29,342)	(1,967)	(929)	(32,238)
General and administrative expenses(i)	(5,418)	(154)	(211)	(5,783)
Write-down of vessels	—	—	(2,201)	(2,201)
Restructuring charges	—	—	(449)	(449)
Income (loss) from vessel operations	56,813	(5,232)	(4,583)	46,998
Equity income (loss)	15,953	(1,274)	—	14,679

	Nine Months Ended September 30,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	416,867	28,864	6,728	452,459
Voyage expenses	(4,436)	(11,990)	(333)	(16,759)
Vessel operating expenses	(65,591)	(12,786)	(2,502)	(80,879)
Time-charter hire expense	(14,007)	—	—	(14,007)
Depreciation and amortization	(97,074)	(5,942)	(696)	(103,712)
General and administrative expenses(i)	(15,801)	(1,305)	(586)	(17,692)
Write-down of vessels	—	—	(785)	(785)
Restructuring charges	—	—	(2,976)	(2,976)
Income (loss) from vessel operations	219,958	(3,159)	(1,150)	215,649
Equity income (loss)	31,132	(2,520)	—	28,612

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Nine Months Ended September 30,
	2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	318,740	16,669	25,548	360,957
Voyage expenses	(1,651)	(11,333)	(8,724)	(21,708)
Vessel operating expenses	(60,096)	(16,069)	(11,042)	(87,207)
Time-charter hire expense	(1,690)	—	—	(1,690)
Depreciation and amortization	(81,239)	(5,952)	(4,108)	(91,299)
General and administrative expenses(i)	(16,411)	(2,397)	(1,892)	(20,700)
Write-down of vessels	—	(33,000)	(20,863)	(53,863)
Restructuring charges	—	—	(1,845)	(1,845)
Income (loss) from vessel operations	157,653	(52,082)	(22,926)	82,645
Equity income (loss)	55,976	(3,379)	—	52,597

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2019	December 31, 2018
	$	$
Total assets of the liquefied natural gas segment	4,888,329	4,861,977
Total assets of the liquefied petroleum gas segment	318,829	326,111
Total assets of the conventional tanker segment	12,540	39,450
Unallocated:
Cash and cash equivalents	142,860	149,014
Advances to affiliates	17,471	8,229
Consolidated total assets	5,380,029	5,384,781

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

5.	Chartered-in Vessels

a) Obligations related to Finance Leases

	September 30, 2019 $	December 31, 2018 $
LNG Carriers	1,428,146	1,274,569
Suezmax Tanker	—	23,987
Total obligations related to finance leases	1,428,146	1,298,556
Less current portion	(69,661)	(81,219)
Long-term obligations related to finance leases	1,358,485	1,217,337

LNG Carriers. As at September 30, 2019, the Partnership was a party to finance leases on nine LNG carriers (December 31, 2018 – eight LNG carriers). These nine LNG carriers were sold by the Partnership to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The Partnership consolidates seven of the nine Lessors for financial reporting purposes as VIEs. The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessors' primary beneficiary.

The liabilities of the seven Lessors are loans and are non-recourse to the Partnership. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Partnership's subsidiaries to the seven Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

During January 2019, the Partnership sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to the Partnership to extend the lease term by an additional five years. The Partnership is required to purchase the vessel at the end of the lease term. During September 2019, the Partnership refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. The Partnership is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, the Partnership recognized a loss of $1.4 million for the three and nine months ended September 30, 2019 on the extinguishment of the original finance lease which was included in other (expense) income in the Partnership's consolidated statements of income. Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale-leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, the Partnership has not derecognized the vessels and continues to depreciate the assets as if it were the legal owner. Proceeds received from the sales are set up as financial liabilities and bareboat charter hire payments made by the Partnership to the Lessors are allocated between interest expense and principal repayments on the financial liabilities.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As of the date these consolidated financial statements were issued, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at September 30, 2019 and December 31, 2018, the remaining commitments related to the financial liabilities of these nine LNG carriers (December 31, 2018 – eight LNG carriers) including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $489.0 million (December 31, 2018 – $435.3 million), repayable for the remainder of 2019 through 2034, as indicated below:

	Commitments
Year	September 30, 2019	December 31, 2018
Remainder of 2019	$35,389	$119,517
2020	$140,386	$118,685
2021	$138,601	$117,772
2022	$136,959	$116,978
2023	$135,459	$116,338
Thereafter	$1,330,378	$1,120,670

Suezmax Tanker. As at December 31, 2018, the Partnership was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the one finance lease for the Suezmax tanker, including the related purchase obligations, approximated $24.2 million including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

who is also the owner, sold the Toledo Spirit to a third party which resulted in the Partnership returning the vessel to its owner and the obligation related to finance lease concurrently being extinguished.

b) Operating Leases

A time-charter-in contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter-in contract. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate. The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

The Partnership has determined its time-charter-in contract contains both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term for an amount equal to the total minimum lease payments.

Under its time-charter-in contract with the MALT Joint Venture, which had an original term of two years and was further extended by 21 months to June 2022, the Partnership incurred time-charter hire expense for the three and nine months ended September 30, 2019 of $5.3 million and $14.0 million, respectively, of which $3.3 million and $8.7 million, respectively, was allocable to the lease component and $2.0 million and $5.3 million, respectively, was allocable to the non-lease component. The $3.3 million and $8.7 million allocable to the lease component approximates the cash paid for the amounts included in operating lease liabilities and is reflected as a reduction in operating cash flows for the three and nine months ended September 30, 2019, respectively. As at September 30, 2019, the weighted-average remaining lease term and weighted-average discount rate for the time-charter-in contract were 2.7 years and 4.6%, respectively.

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. The Partnership considers as short-term leases those with an original term of one year or less, excluding leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset where it is reasonably certain the lessee will exercise the applicable option.

A maturity analysis of the Partnership’s operating lease liabilities from its time-charter-in contract with the MALT Joint Venture as at September 30, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments:
Remainder of 2019	3,698	2,282	5,980
2020	14,710	9,080	23,790
2021	14,670	9,055	23,725
2022	6,832	4,218	11,050
Total payments	39,910	24,635	64,545
Less imputed interest	(2,479)
Carrying value of operating lease liabilities	37,431
Less current portion	(13,252)
Carrying value of long-term operating lease liabilities	24,179

As at December 31, 2018, minimum commitments incurred by the Partnership relating to its time-charter-in contract with the MALT Joint Venture were approximately $23.7 million (2019) and $17.0 million (2020).

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. For a description of these contracts, see Item 18 - Financial Statements: Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. In addition, the Partnership generated revenue from construction supervision and crew-training for the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

vessels under construction in its joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture), in which the Partnership's ownership interests range from 20% to 30%, and from the start-up of an LNG receiving and regasification terminal under construction related to its 30%-owned joint venture with National Oil & Gas Authority (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) (or the Bahrain LNG Joint Venture). Such services may include the procurement of third-party goods and services for the asset’s owner.

Revenue Table

The following tables contain the Partnership’s total revenue for the three and nine months ended September 30, 2019 and 2018, by contract type and by segment.

	Three Months Ended September 30, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	129,633	—	1,597	131,230
Voyage charters	—	10,846	—	10,846
Bareboat charters	6,196	—	—	6,196
Management fees and other income	1,383	—	—	1,383
	137,212	10,846	1,597	149,655

	Three Months Ended September 30, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	104,342	—	2,820	107,162
Voyage charters	—	6,279	2,220	8,499
Bareboat charters	6,001	—	—	6,001
Management fees and other income	1,566	—	108	1,674
	111,909	6,279	5,148	123,336

	Nine Months Ended September 30, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	394,092	—	6,728	400,820
Voyage charters	—	28,864	—	28,864
Bareboat charters	18,387	—	—	18,387
Management fees and other income	4,388	—	—	4,388
	416,867	28,864	6,728	452,459

	Nine Months Ended September 30, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	294,658	—	12,534	307,192
Voyage charters	—	16,669	12,690	29,359
Bareboat charters	17,112	—	—	17,112
Management fees and other income	6,970	—	324	7,294
	318,740	16,669	25,548	360,957

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following table contains the Partnership’s total revenue for the three months and nine months ended September 30, 2019 and 2018, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	128,743	110,540	389,565	314,822
Interest income on lease receivables	12,978	8,915	38,741	28,829
Variable lease payments - cost reimbursements(1)	1,277	—	3,252	—
Variable lease payments - other(2)	—	(1,689)	—	(2,148)
	142,998	117,766	431,558	341,503
Non-lease revenue
Non-lease revenue - related to sales type or direct financing leases	5,274	3,896	16,513	12,160
Management fees and other income	1,383	1,674	4,388	7,294
	6,657	5,570	20,901	19,454
Total	149,655	123,336	452,459	360,957

(1)
Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charters accounted for as operating leases.

(2)	Payments to charterer from time-charter contracts based on the base daily hire amount in excess of spot market rates.

Net Investments in Direct Financing Leases and Sales-Type Leases

The Partnership’s time-charter contracts accounted for as direct financing leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

The Partnership has three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Partnership's LNG carriers accounted for as direct financing leases, see Note 6 to the Partnership's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2018. The following table lists the components of the Partnership's net investments in direct financing leases:

	September 30, 2019 $	December 31, 2018 $
Total minimum lease payments to be received	849,115	897,130
Estimated unguaranteed residual value of leased properties	291,098	291,098
Initial direct costs	304	329
Less unearned revenue	(579,080)	(613,394)
Total net investments in direct financing leases	561,437	575,163
Less current portion	(13,365)	(12,635)
Net investments in direct financing leases	548,072	562,528

As at September 30, 2019, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five years were approximately $15.9 million (remainder of 2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter. The leases are scheduled to end between 2029 and 2039.

As at September 30, 2019, estimated minimum lease payments to be received by the Partnership related to its sales-type leases were approximately $7.1 million during the remainder of 2019, and $36.4 million in 2020. As at September 30, 2019, the Partnership has not recognized a lease receivable in respect of these payments in its consolidated financial statements as its recoverability was not reasonably assured.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

As at December 31, 2018, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five years are approximately $63.9 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter.

Operating Leases

As at September 30, 2019, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $129.6 million (remainder of 2019), $514.9 million (2020), $475.8 million (2021), $371.7 million (2022), and $307.0 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on September 30, 2019, variable or contingent rentals, or rentals from contracts which were entered into or commenced after September 30, 2019. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

As at December 31, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $482.7 million (2019), $438.2 million (2020), $398.3 million (2021), $321.9 million (2022), and $278.1 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on December 31, 2018, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

The carrying amount of the Partnership's vessels which are employed on these charter contracts as at September 30, 2019, was $2.9 billion (December 31, 2018 – $3.1 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at September 30, 2019 were $3.6 billion (December 31, 2018 – $3.8 billion) and $765.9 million (December 31, 2018 – $698.5 million), respectively.

Contract Liabilities

As at September 30, 2019, the Partnership had $22.0 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2018 – $26.4 million, September 30, 2018 – $19.4 million and January 1, 2018 – $22.2 million). The Partnership recognized $20.8 million and $21.5 million of revenue for the three months ended September 30, 2019 and 2018, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Partnership recognized $26.4 million and $22.2 million of revenue for the nine months ended September 30, 2019 and 2018, respectively, that was recognized as a contract liability at the beginning of such nine-month periods.

7. Equity-Accounted Joint Ventures

For a description of the Partnership's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7 in the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

a) As of September 30, 2019, the Partnership had loans outstanding to Exmar LPG BVBA of $52.3 million (December 31, 2018 – $52.3 million), the Partnership's 50/50 joint venture (or the Exmar LPG Joint Venture) with Exmar NV (or Exmar). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. As of September 30, 2019 and December 31, 2018, the interest receivable on these advances was $0.1 million and $nil, respectively. Both the advances and the accrued interest on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

b) As of September 30, 2019, the Partnership had loans outstanding to the Bahrain LNG Joint Venture, in which the Partnership has a 30% ownership interest, of $79.1 million (December 31, 2018 – $79.1 million). These advances bear interest at LIBOR plus 1.25% and are repayable the earlier of November 2019 or six months after the expected commercial start date, which is expected to occur during the fourth quarter of 2019. As of September 30, 2019 and December 31, 2018, the interest accrued on these advances was $nil. These advances are included in current portion of advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) On January 31, 2018, the Partnership sold its 50% ownership interest in its equity-accounted joint venture with Exmar (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the nine months ended September 30, 2018, which is included in equity income in the Partnership's consolidated statements of income.

d) The Partnership guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2019 was $1.3 billion. As of the date these consolidated financial statements were issued, the Partnership's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Partnership guarantees.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

8. Long-Term Debt

	September 30, 2019	December 31, 2018
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2020 to 2022	192,000	225,000
U.S. Dollar-denominated Term Loans and Bonds due from 2020 to 2030	1,139,209	1,212,504
Norwegian Krone-denominated Bonds due from 2020 to 2023	335,287	352,973
Euro-denominated Term Loans due from 2023 to 2024	170,274	193,781
Other U.S. Dollar-denominated Loans	3,300	3,300
Total principal	1,840,070	1,987,558
Unamortized discount and debt issuance costs	(12,219)	(17,782)
Total debt	1,827,851	1,969,776
Less current portion	(390,569)	(135,901)
Long-term debt	1,437,282	1,833,875

As at September 30, 2019, the Partnership had two revolving credit facilities available, which, as at such date, provided for borrowings of up to $378.2 million (December 31, 2018 – $400.6 million), of which $186.2 million (December 31, 2018 – $175.6 million) was undrawn. Interest payments are based on LIBOR plus margins, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $248.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at September 30, 2019, the Partnership had seven U.S. Dollar-denominated term loans and bonds outstanding which totaled $1.1 billion in aggregate principal amount (December 31, 2018 – $1.2 billion). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 0.3% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The seven combined term loans and bonds require quarterly interest and principal payments and six have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 18 Partnership vessels to which the loans relate, together with certain other related security. In addition, as at September 30, 2019, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Krone (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023. As at September 30, 2019, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $335.3 million (December 31, 2018 – $353.0 million). The interest payments on the bonds are based on NIBOR plus a margin, where margins ranged from 3.70% to 6.00%. The Partnership has entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 11).

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2019, totaled 156.2 million Euros ($170.3 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Interest payments are based on EURIBOR plus margins, where margins ranged from 0.60% to 1.95% as at September 30, 2019, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on the two Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at September 30, 2019, the RasGas II Joint Venture had a $3.3 million loan payable to its 30% non-controlling interest owner (December 31, 2018 – $3.3 million). The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding as at September 30, 2019 and December 31, 2018 were 4.23% and 4.44%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). As at September 30, 2019, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange gains (losses) of $2.9 million and $1.4 million for the three months ended September 30, 2019 and 2018, respectively, and $(5.1) million and $8.6 million for the nine months ended September 30, 2019 and 2018, respectively.

The aggregate annual long-term debt principal repayments required subsequent to September 30, 2019 are $40.0 million (remainder of 2019), $572.9 million (2020), $403.9 million (2021), $90.7 million (2022), $205.4 million (2023) and $527.2 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at September 30, 2019, the Partnership has three credit facilities with an aggregate outstanding loan balance of $411.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at September 30, 2019, were 191%, 137% and 185%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As of the date these consolidated financial statements were issued, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

9. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Current	(1,297)	(1,274)	(6,055)	(2,348)
Deferred	(145)	(275)	(437)	(823)
Income tax expense	(1,442)	(1,549)	(6,492)	(3,171)

Included in the Partnership's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Partnership does not presently anticipate its uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions of the trading activity of its vessels. The Partnership reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Partnership may change accordingly.

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Voyage revenues (i)(iii)(v)	16,347	(48)	37,141	9,619
Vessel operating recoveries (expenses) (ii)(v)	44	(2,976)	(5,223)	(12,898)
Time-charter hire expense (iii)	(5,336)	(1,690)	(14,007)	(1,690)
General and administrative expenses (iv)	(3,695)	(3,410)	(12,019)	(11,665)

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary provided, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expense charged for the three and nine months ended September 30, 2019 were $5.3 million and $14.0 million, respectively ($1.7 million for the three and nine months ended September 30, 2018, respectively). In addition, commencing in May 2019, the Partnership entered into an agreement with a subsidiary of Teekay Corporation to charter the Magellan Spirit up to October 31, 2019.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)
The Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently managed by the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Partnership. The subcontractor fees from TMS for the three months and nine months ended September 30, 2019 of $nil and $2.0 million, respectively ($nil and $0.2 million for the three and nine months ended September 30, 2018, respectively), are included in vessel operating expenses in the Partnership's consolidated statements of income. Cost recoveries from the Bahrain LNG Joint Venture of $1.4 million and $4.4 million for the three and nine months ended September 30, 2019, respectively ($nil and $0.2 million for the three and nine months ended September 30, 2018, respectively), are included in voyage revenues in the Partnership's consolidated statements of income. In addition, commencing September 2018, the Partnership’s floating storage unit (or FSU), the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture.

b)    As at September 30, 2019 and December 31, 2018, non-interest-bearing advances to affiliates totaled $17.5 million and $8.2 million, respectively, and non-interest-bearing advances from affiliates totaled $8.9 million and $14.7 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)    As described in Note 3a, the Partnership had an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation were settled annually (see Note 11). The time-charter contract was terminated in January 2019, upon which the charterer, which was also the owner, sold the vessel to a third party, which resulted in the agreement with Teekay Corporation ending concurrently.

d)    The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three and nine months ended September 30, 2019, the Partnership incurred shipbuilding and site supervision costs of $1.8 million ($5.9 million and $12.8 million for the three and nine months ended September 30, 2018, respectively).

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2019, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate (1)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity 2019 $	Expected Maturity 2020 $
Euro	9,240	0.86	(535)	3,952	6,750

(1) Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2019.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(24,532)	0.6
1,200,000	146,500	NIBOR	6.00%	7.72%	(15,474)	2.1
850,000	102,000	NIBOR	4.60%	7.89%	(14,881)	3.9
					(54,887)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at September 30, 2019, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	118,750	(19,306)	9.3	5.2%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	21,423	(245)	1.8	2.8%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	117,681	794	5.0	1.4%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	321,974	(21,915)	1.3	3.4%
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	175,331	(6,502)	7.2	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	75,352	(9,044)	3.9	3.8%
			(56,218)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at September 30, 2019, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020, 2021 and 2024 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at September 30, 2019, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2019, these interest rate swaps, cross currency swaps and foreign currency forward contracts had an aggregate fair value asset of $0.8 million (December 31, 2018 – $3.2 million) and an aggregate fair value liability of $93.1 million (December 31, 2018 – $53.6 million). As at September 30, 2019, the Partnership had $14.5 million (December 31, 2018 – $6.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership's consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivatives

The Partnership's agreement with Teekay Corporation relating to the Toledo Spirit, as described in Note 3a, ended in January 2019 concurrently with the termination of the Toledo Spirit time-charter contract (see Note 10c). This agreement had a fair value of $1.1 million as at December 31, 2018.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2019
Interest rate swap agreements	29	464	301	(1,785)	(10,072)	(45,155)
Foreign currency forward contracts	—	—	—	—	(535)	—
Cross currency swap agreements	—	—	—	(660)	(26,916)	(27,311)
	29	464	301	(2,445)	(37,523)	(72,466)
As at December 31, 2018
Interest rate swap agreements	188	795	2,362	(2,729)	(6,875)	(31,358)
Cross currency swap agreements	—	—	—	(713)	(4,729)	(23,680)
Toledo Spirit time-charter derivative	1,021	40	—	—	—	—
	1,209	835	2,362	(3,442)	(11,604)	(55,038)

Realized and unrealized (losses) gains relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(2,621)	(215)	(2,836)	(3,062)	19,278	16,216
Interest rate swap agreements termination	—	—	—	(13,681)	—	(13,681)
Foreign currency forward contracts	—	(434)	(434)	—	—	—
Toledo Spirit time-charter derivative	—	—	—	1,689	(1,709)	(20)
	(2,621)	(649)	(3,270)	(15,054)	17,569	2,515

	Nine Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(7,398)	(9,740)	(17,138)	(11,850)	38,698	26,848
Interest rate swap agreements termination	—	—	—	(13,681)	—	(13,681)
Interest rate swaption agreements	—	—	—	—	2	2
Foreign currency forward contracts	—	(535)	(535)	—	—	—
Toledo Spirit time-charter derivative	—	(40)	(40)	2,148	(499)	1,649
	(7,398)	(10,315)	(17,713)	(23,383)	38,201	14,818

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Realized and unrealized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership's consolidated statements of income is as follows:

	Three Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(1,431)	(23,759)	(25,190)	(1,744)	43,966	42,222
Cross-currency swap agreements termination	—	—	—	(42,271)	—	(42,271)
	(1,431)	(23,759)	(25,190)	(44,015)	43,966	(49)

	Nine Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(3,952)	(25,818)	(29,770)	(4,926)	49,734	44,808
Cross-currency swap agreements termination	—	—	—	(42,271)	—	(42,271)
	(3,952)	(25,818)	(29,770)	(47,197)	49,734	2,537

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive (loss) income (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended September 30, 2019		Three Months Ended September 30, 2018
Amount of Loss Recognized in OCI (i) $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (i) $	Amount of Gain Recognized in OCI (effective portion) $	Amount of Gain (Loss) Reclassified from Accumulated OCI to Interest Expense (effective portion) $	Amount of Gain Recognized in Interest Expense (ineffective portion) $
(2,244)	22	1,437	37	—

Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
Amount of Loss Recognized in OCI (i) $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (i) $	Amount of Gain Recognized in OCI (effective portion) $	Amount of Gain (Loss) Reclassified from Accumulated OCI to Interest Expense (effective portion) $	Amount of Gain Recognized in Interest Expense (ineffective portion) $
(9,646)	430	6,527	(211)	740

(i)	See Note 2 – adoption of ASU 2017-12

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at September 30, 2019 are as follows:

	Total $	Remainder of 2019 $	2020 $	2021 $	2022 $
Consolidated LNG carriers (i)	55,018	4,416	9,733	27,191	13,678
Equity-accounted joint ventures (ii)	241,189	241,189	—	—	—
	296,207	245,605	9,733	27,191	13,678

(i)
In May 2019, the Partnership received approximately $45 million from a shipyard related to warranty claims on certain of the Partnership's LNG carriers and recognized the amounts as reductions to the carrying values of the applicable LNG carriers. In connection with the warranty settlement, the Partnership entered into an agreement in June 2019 with a contractor to supply equipment on certain of its LNG carriers in 2021 and 2022 for an estimated installed cost of approximately $61 million.

(ii)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity-accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of September 30, 2019. These commitments are described in more detail in Note 14a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2018. Based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity-accounted joint ventures have secured $188 million of undrawn financing related to the Partnership's proportionate share of the remaining commitments included in the table above.

b)     Following the termination of the finance lease arrangements for the three LNG carriers in the RasGas II Joint Venture in 2014, the lessor made a determination in 2018 that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in the nine months ended September 30, 2018, the RasGas II Joint Venture recognized an additional liability of $53.0 million, which was included as part of other (expense) income in the Partnership's consolidated statements of income, and settled this liability in the third quarter of 2018 by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

c) Tangguh Joint Venture Operating Leases

The Partnership owns 69% of Teekay BLT Corporation (or the Tangguh Joint Venture), which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table in Note 5b does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

As at September 30, 2019, the carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Tangguh Joint Venture was $6.2 million (December 31, 2018 – $6.6 million) and is described in more detail in Note 5 to the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

d) Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $279.6 million as at September 30, 2019. This working capital deficit includes $390.6 million related to scheduled maturities and repayments of long-term debt in the 12 months following September 30, 2019, which includes loan maturities related to assets which are subject to purchase obligations of the charterer. Based on the Partnership’s liquidity at the date these consolidated financial statements were issued and the liquidity it expects to generate from operations over the following year, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

13. Partnership Units and Net Income Per Common Unit

As at September 30, 2019, approximately 67.5% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

Net Income Per Common Unit

Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net income per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three and nine months ended September 30, 2019 were $6.4 million and $19.3 million, respectively (three and nine months ended September 30, 2018 were $6.4 million and $19.3 million, respectively).

	Three Months Ended September 30,
	2019	2018
	$	$
Limited partners' interest in net income for basic net income per common unit	40,122	19,134
Weighted average number of common units	78,012,514	79,687,499
Dilutive effect of unit-based compensation	94,256	171,972
Weighted average number of common units and common unit equivalents	78,106,770	79,859,471
Limited partner's interest in net income per common unit:
Basic	0.51	0.24
Diluted	0.51	0.24

	Nine Months Ended September 30,
	2019	2018
	$	$
Limited partners' interest in net income for basic net income per common unit	64,820	2,463
Weighted average number of common units	78,402,239	79,671,051
Dilutive effect of unit-based compensation	86,092	161,927
Weighted average number of common units and common unit equivalents	78,488,331	79,832,978
Limited partner's interest in net income per common unit:
Basic	0.83	0.03
Diluted	0.83	0.03

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the General Partner's Board of Directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three and nine months ended September 30, 2019 and 2018, quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for purposes of the net income per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Common Unit Repurchases

In December 2018, the Partnership announced that the General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. During the three and nine months ended September 30, 2019, the Partnership repurchased 0.9 million common units and 1.9 million common units, respectively, for $13.4 million and $25.2 million, respectively, and associated 2% general partnership interest of $0.3 million and $0.5 million, respectively. As at September 30, 2019 the maximum dollar value of units that may yet be purchased under the program is approximately $71.1 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

14. Unit-Based Compensation

In March 2019 and 2018, a total of 35,419 common units and 17,498 common units, respectively, with an aggregate value of $0.5 million and $0.3 million, respectively, were granted to the non-management directors of the General Partner as part of their annual compensation for 2019 and 2018, respectively. These common units were fully vested upon grant. The compensation to the non-management directors is included in general and administrative expenses in the Partnership's consolidated statements of income.

During March 2019 and 2018, the Partnership granted 80,100 and 62,283 restricted units, respectively, with grant date fair values of $1.2 million each, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and nine months ended September 30, 2019, a total of nil and 83,285 restricted units, respectively (three and nine months ended September 30, 2018 – nil and 60,680 restricted units, respectively), with a fair value of $nil and $1.2 million, respectively (three and nine months ended September 30, 2018 – $nil and $1.0 million, respectively), vested. During the three and nine months ended September 30, 2019, and 2018, the Partnership recognized expenses of $0.2 million and $1.3 million, respectively (three and nine months ended September 30, 2018 – $0.2 million and $1.1 million, respectively) related to the restricted units and common units.

15.	Restructuring Charges

In January 2019 and February 2018, the charterer, who was also the owner of the Toledo Spirit and Teide Spirit conventional tankers, sold the vessels to third parties. As a result of these sales, the Partnership returned the vessels to the owner and incurred seafarer severance payments of $3.0 million for the nine months ended September 30, 2019, ($0.4 million and $1.8 million for the three and nine months ended September 30, 2018), which were presented as restructuring charges in the Partnership's consolidated statements of income. As at September 30, 2019, the remaining balance of unpaid restructuring charges of $0.7 million (December 31, 2018 – $0.5 million) is included in accrued liabilities in the Partnership's consolidated balance sheets.
16. Write-down of Vessels

a)The Partnership recorded a write-down on the European Spirit Suezmax tanker of $1.0 million and $4.0 million for the three and nine months ended September 30, 2018, respectively in the Partnership's consolidated statements of income. On December 6, 2018 the European Spirit Suezmax tanker was sold for net proceeds of $15.7 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

b)The Partnership recorded a write-down on the African Spirit Suezmax tanker of $1.2 million and $3.9 million for the three and nine months ended September 30, 2018 in the Partnership's consolidated statements of income. On October 9, 2018 the African Spirit Suezmax tanker was sold for net proceeds of $12.8 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

c)The Partnership commenced marketing the Alexander Spirit conventional tanker for sale in the second quarter of 2019 and sold the vessel in October 2019 for net proceeds of $11.5 million (see Note 18b). The Partnership recorded a write-down in respect of this vessel of $0.8 million for the three and nine months ended September 30, 2019 ($13.0 million for the nine months ended September 30, 2018), which is included in write-down of vessels in the Partnership's consolidated statements of income. The vessel is presented as held for sale in the Partnership's consolidated balance sheets as at September 30, 2019.

d)In June 2018, the carrying value for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels at that time. The total impairment charge of $33.0 million was included in write-down of vessels for the nine months ended September 30, 2018 in the Partnership's consolidated statements of income.

17. Supplemental Cash Flow Information

a)The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows.

	September 30, 2019	December 31, 2018	September 30, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	142,860	149,014	139,854	244,241
Restricted cash – current	58,109	38,329	36,429	22,326
Restricted cash – long-term	33,562	35,521	30,159	72,868
	234,531	222,864	206,442	339,435

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The associated sales of the Toledo Spirit and Teide Spirit by its owner during the nine months ended September 30, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishments of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the nine months ended September 30, 2019 and 2018, respectively, were treated as non-cash transactions in the Partnership's consolidated statements of cash flows.
18. Subsequent Events

a)On October 14, 2019, the Exmar LPG Joint Venture commenced the charter-in contract for an LPG vessel, the Sylvie, for two years with two one-year options.

b)On October 16, 2019, the Partnership sold the Alexander Spirit conventional tanker for net proceeds of $11.5 million.

c)On November 6, 2019, the Partnership's 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture), took delivery of its fifth ARC7 LNG carrier newbuilding, the Georgiy Ushakov. The vessel concurrently commenced its 26-year charter contract with Yamal Trade Pte. Ltd.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2019
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 - Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 - Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 - Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2018.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) . As of September 30, 2019, we had a fleet of 49 LNG carriers (including two LNG carrier newbuildings), 29 LPG/multi-gas carriers and one conventional tanker. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain, which is currently under construction.

SIGNIFICANT DEVELOPMENTS IN 2019

Quarterly Distributions
As part of a balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019. In addition, we intend to increase our quarterly distributions by 32% to $0.25 per common unit commencing with the first quarter of 2020 quarterly distributions payable in May 2020.

Common Unit Repurchase Program

In December 2018, we announced that our General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During the three and nine months ended September 30, 2019, we repurchased 0.9 million common units and 1.9 million common units, respectively, for $13.4 million and $25.2 million, respectively, and associated 2% general partnership interest of $0.3 million and $0.5 million, respectively. As at November 26, 2019, the maximum dollar value of units that may yet be purchased under the program is approximately $71.1 million.

Yamal LNG Joint Venture Sanctions

On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (or OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in our Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns five on-the-water ARC7 LNG carriers and one ARC7 LNG carrier newbuilding. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.

On October 21, 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. We do not expect any material financial impact to us from these resolved issues.

Awilco LNG ASA Purchase Obligations

During September 2019, Awilco exercised its option to extend the charters for the WilForce and WilPride by up to 60 days from December 31, 2019 to February 29, 2020. As such, we expect redelivery of the vessels to occur in the first quarter of 2020. On October 18, 2019, Awilco LNG ASA (or Awilco) announced publicly that their term sheets for the refinancing of the WilForce and WilPride were credit approved by a subsidiary of China Construction Bank. Based on these developments in the fourth quarter of 2019, we expect the vessels will be derecognized for accounting purposes and a lease receivable consisting of all remaining payments, including the remaining daily hire, the $31 million in aggregate of deferred hire and the aggregate vessel purchase price of $225 million, will be recognized concurrently. As a result, we expect no voyage revenues will be recognized in respect of these Awilco charters subsequent to September 30, 2019, which is expected to result in lower quarterly revenues of approximately $6 million.

LNG Carrier Newbuilding Deliveries
Consolidated Fleet

In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year time-charter contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, we entered into a 15-year sale-leaseback financing arrangement with a lessor for $158.7 million. The proceeds were used to pay the shipyard for construction costs upon delivery of the LNG carrier newbuilding.

Pan Union Joint Venture

In January 2019, our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Royal Dutch Shell Plc (or Shell). We have a 20% ownership interest in this vessel through our interest in the joint venture.

Yamal LNG Joint Venture

In June, August, and November 2019, the Yamal LNG Joint Venture took delivery of its third, fourth and fifth ARC7 LNG carrier newbuildings, respectively, the Nikolay Yevgenov, the Vladimir Voronin and the Georgiy Ushakov. Upon delivery, the vessels commenced their respective 26- to 27-year charter contracts with Yamal Trade Pte. Ltd. We have a 50% ownership interest in these vessels through our interest in the joint venture.

Re-chartering Activities

In May 2019, we extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In September 2018, our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) agreed to charter its LNG carrier, the Magellan Spirit, to us for two years at a fixed rate. We subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that we are required to pay. In March 2019, the Magellan Spirit completed its most recent charter contract with a third party and was redelivered to us, at which time the vessel proceeded to its scheduled drydock which completed in May 2019. In April 2019, we secured a three-year fixed-rate charter contract for the Magellan Spirit, which commenced in late-May 2019. In connection with this new three-year charter, a subsidiary of Teekay Corporation agreed to charter-in the vessel from us in order to facilitate the charter-out of the vessel to the third-party customer on back-to-back terms. On November 1, 2019, the charter-out contract with the third-party customer was novated to us and concurrently the corresponding charter-in contact with Teekay Corporation was terminated, which resulted in us directly chartering the vessel to the third-party customer for the duration of the remaining three-year charter. In connection with this arrangement, the MALT Joint Venture extended its existing charter-out contract to us for the same three-year period to cover the entire charter period with the third-party customer.

Conventional Tankers
In January 2019, Compania Espanole de Petroleos, S.A. (or CEPSA), the charterer and owner of our finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, we returned the vessel to CEPSA and the full amount of our associated obligation related to finance lease related to the vessel was concurrently extinguished. In addition, we incurred associated seafarer severance costs of $3.0 million in 2019 on the sale of the Toledo Spirit.

In October 2019, we sold the Alexander Spirit for net proceeds of $11.5 million.

Bond Issuance and Refinancings
In January 2019, we refinanced our $106 million debt facility relating to the Sean Spirit LNG carrier by issuing a $106 million bond maturing in December 2030 at a fixed interest rate of 4.71%.

In September 2019, we exercised our purchase option to re-acquire the Torben Spirit from the original bank lessor for $113 million. Concurrently, we entered into a new sale-leaseback agreement, whereby we sold the vessel to a third party for $159 million and leased the vessel back for a period of 7.5 years, after which we are required to repurchase the vessel.

Equity-Accounted Joint Venture's Financings and Refinancings
In March 2019, our 50/50 LNG-related joint venture with Exmar NV (or the Excalibur Joint Venture) amended its $60 million debt facility to extend the loan maturity from November 2019 to December 2021 and to lower the cost of financing.

Charter-in Contracts for Exmar LPG Carriers

In August 2019, our 50/50 LPG-related joint venture with Exmar NV (or the Exmar LPG Joint Venture) extended its charter-in contract for the Antwerpen commencing in October 2019 for two years followed by two, one-year options.

In addition, the Exmar LPG Joint Venture commenced the charter-in contract for another LPG vessel, the Sylvie, from October 2019, for two years followed by two, one-year options.

Charter Contracts for MALT LNG Carriers
Two of the six LNG Carriers in our 52%-owned MALT Joint Venture, the Arwa Spirit and Marib Spirit, are under long-term charters expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019 the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties. In May 2019, the MALT Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively.

Commercial Management Agreement for Multi-Gas Vessels
On February 25, 2019, we entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage our seven multi-gas vessels. In May 2019, we completed the transition of the commercial management of all seven multi-gas vessels to the Manager. We have the ability to withdraw our vessels from the Manager at any time subject to the requirements provided for in the management agreement.

Warranty Claim Settlement and Agreement for Equipment Installation
In May 2019, we received approximately $45 million from a shipyard related to warranty claims on certain of our LNG carriers and recognized the amounts as reductions to the carrying values of the applicable LNG carriers. In connection with the warranty settlement, we entered into an agreement in June 2019 with a contractor to supply equipment to enhance vessel performance on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $61 million.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 5, 2019. In addition, prior to the fourth quarter of 2018, we reported our financial results on the basis of two business segments: a liquefied gas segment and a conventional tanker segment. Commencing with the fourth quarter of 2018, we manage our business and analyze and report our results from operations on the basis of three business segments: the liquefied natural gas segment, the liquefied petroleum gas segment and the conventional tanker segment. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted in the fourth quarter of 2018. Details of the changes to our results from operations for the three and nine months ended September 30, 2019 compared to the three and nine months ended September 30, 2018 for each of our segments are provided below.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses), a non-GAAP financial measure, as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters, the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently.

Summary

Our consolidated income from vessel operations increased to $215.6 million for the nine months ended September 30, 2019, compared to $82.6 million in the same period of the prior year. The primary reasons for this increase, which are reflected in the table below and described following the table, are as follows:

•
an increase of $59.1 million due to deliveries to us of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, and the Magellan Spirit LNG carrier, which we charter-in from the MALT Joint Venture, commencing charter-out employment in October 2018;

•
an increase of $51.7 million due to write-downs of vessels as three conventional tankers and four multi-gas vessels were written down in 2018 compared to only one conventional tanker being written down in 2019; and

•
an increase of $29.4 million due to higher income from vessel operations from the Torben Spirit LNG carrier and our seven multi-gas carriers due to higher charter rates earned in the first three quarters of 2019;

partially offset by:

•
a decrease of $8.7 million due to the Galicia Spirit and Madrid Spirit being off-hire during the nine months ended September 30, 2019 for a scheduled dry docking and unscheduled repairs, net of the Catalunya Spirit being off-hire during the same period in 2018 for a scheduled dry docking.

Liquefied Natural Gas Segment

As at September 30, 2019, our liquefied natural gas segment fleet, including newbuildings, included 49 LNG carriers and one LNG regasification terminal under construction in Bahrain, in which our interests ranged from 20% to 100%. However, the table of operating results further below only includes the 24 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, which we charter-in from the MALT Joint Venture, and excludes the vessels and other assets accounted for under the equity method listed in the immediately following table. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "- Equity Income."

	As at September 30, 2019
Assets accounted for under the equity method of accounting	Ownership Percentage	# of Delivered Vessels	Newbuildings/ LNG Terminals Under Construction
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Exmar LNG Joint Venture	50%	1	—
Pan Union Joint Venture	20%-30%	4	—
RasGas III Joint Venture	40%	4	—
MALT Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	4	2
		23	3

The following table compares our liquefied natural gas segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30,

2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table also summarizes the changes in calendar-ship-days and revenue days for assets we consolidate in our liquefied natural gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2019	2018
Voyage revenues	137,212	111,909	22.6
Voyage recoveries (expenses)	286	(734)	(139.0)
Net voyage revenues	137,498	111,175	23.7
Vessel operating expenses(2)	(21,890)	(17,912)	22.2
Time-charter hire expense	(5,336)	(1,690)	215.7
Depreciation and amortization	(32,249)	(29,342)	9.9
General and administrative expenses(1)(2)	(4,787)	(5,418)	(11.6)
Income from vessel operations	73,236	56,813	28.9
Equity income	20,262	15,953	27.0
Operating Data:
Revenue Days (A)	2,511	1,925	30.4
Calendar-Ship-Days (B)	2,576	1,975	30.4
Utilization (A)/(B)	97.5%	97.5%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2019	2018
Voyage revenues	416,867	318,740	30.8
Voyage expenses	(4,436)	(1,651)	168.7
Net voyage revenues	412,431	317,089	30.1
Vessel operating expenses(2)	(65,591)	(60,096)	9.1
Time-charter hire expense	(14,007)	(1,690)	728.8
Depreciation and amortization	(97,074)	(81,239)	19.5
General and administrative expenses(1)(2)	(15,801)	(16,411)	(3.7)
Income from vessel operations	219,958	157,653	39.5
Equity income	31,132	55,976	(44.4)
Operating Data:
Revenue Days (A)	6,868	5,337	28.7
Calendar-Ship-Days (B)	7,071	5,427	30.3
Utilization (A)/(B)	97.1%	98.3%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

(2)
Commencing in the fourth quarter of 2018 an adjustment was made to reclassify ship management cost recovery from general and administrative expenses to vessel operating expenses. The results of the three and nine months ended September 30, 2018 have been reclassified to conform to the presentation adopted in the fourth quarter of 2018.

Our liquefied natural gas segment’s total calendar-ship-days increased by 30.3% to 7,071 days for the nine months ended September 30, 2019, from 5,427 days for the same period in 2018 as a result of the deliveries of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit, and Yamal Spirit LNG carrier newbuildings and chartering-in the Magellan Spirit from the MALT Joint Venture since September 2018. During the nine months ended September 30, 2019, vessels in this segment were off-hire for 140 days for scheduled dry dockings and for 41 days for unscheduled repairs and were idle for 22 days for repositioning to other charters; compared to vessels in this segment being off-hire for 28 days for scheduled dry dockings, 3 days for unscheduled repairs and idle for 47 days for repositioning to other charters in the same period of the prior year. As a result, our utilization decreased to 97.1% for the nine months ended September 30, 2019, compared to 98.3% for the same period in 2018.
Net Voyage Revenues. Net voyage revenues increased by $26.3 million and $95.3 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily as a result of:

•
increases of $20.1 million and $58.7 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries and commencement of charter contracts of the Bahrain Spirit, Sean Spirit and Yamal Spirit between August 2018 and January 2019;

•
increases of $7.9 million and $17.5 million for the three and nine months ended September 30, 2019, respectively, due to the Magellan Spirit being chartered-in from the MALT Joint Venture since September 2018 and commencing its charter-out employment in October 2018, net of 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the vessel;

•
increases of $3.8 million and $13.4 million for the three and nine months ended September 30, 2019, respectively, due to the Torben Spirit earning an increased charter rate upon securing a three-year charter contract extension in 2018;

•
increases of $1.4 million and $4.2 million for the three and nine months ended September 30, 2019, respectively, due to the Bahrain terminal mobilization service fee revenue commencing in October 2018 (partially offset by an increase in vessel operating expenses);

•
increases of $1.1 million and $17.4 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries and commencement of charter contracts with the same charterer of the Magdala, Myrina and Megara between February 2018 and July 2018; and

•	an increase of $1.8 million for the nine months ended September 30, 2019 due to the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry docking;

partially offset by:

•
a decrease of $5.0 million and $7.3 million for the three and nine months ended September 30, 2019, respectively, due to the Madrid Spirit being off-hire for 20 days in the first quarter of 2019 for unscheduled repairs and 62 days in the third quarter of 2019 for scheduled dry docking and repairs;

•
decreases of $1.6 million and $6.8 million for the three and nine months ended September 30, 2019, respectively, relating to lower amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture due to the deliveries of the Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings between January 2018 and January 2019 (partially offset by a decrease in vessel operating expenses);

•	a decrease of $2.1 million for the nine months ended September 30, 2019 due to the Galicia Spirit being off-hire for 37 days in the first quarter of 2019 for a scheduled dry docking; and

•	a decrease of $1.9 million for the nine months ended September 30, 2019 due to the impact of the depreciation of the Euro on our Euro-denominated revenue.

Vessel Operating Expenses. Vessel operating expenses increased by $4.0 million and $5.5 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily as a result of the following:

•	increases of $3.4 million and $9.4 million for the three and nine months ended September 30, 2019, respectively, due to the deliveries of the Bahrain Spirit, Sean Spirit and Yamal Spirit; and

•
increases of $1.3 million and $4.2 million for the three and nine months ended September 30, 2019, respectively, due to the Bahrain terminal mobilization service, which commenced in October 2018 (offset by an increase in net voyage revenues);

partially offset by:

•
decreases of $1.6 million and $5.7 million for the three and nine months ended September 30, 2019, respectively, due to lower shipbuilding supervision costs upon the deliveries of Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings (offset by a decrease in net voyage revenues); and

•
decreases of $0.3 million and $2.3 million for the three and nine months ended September 30, 2019, respectively, due to higher ship management cost recoveries in 2019 as a result of the vessels delivered during 2018 and 2019.

Time-charter Hire Expense. Increased by $3.6 million and $12.3 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, as the Magellan Spirit LNG carrier was chartered-in from the MALT Joint Venture commencing in September 2018.

Depreciation and Amortization. Depreciation and amortization increased by $2.9 million and $15.8 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily due to the deliveries of the Magdala, Myrina, Megara, Sean Spirit and Yamal Spirit and reclassification of the Wilforce from net investment in direct financing lease into vessels and equipment during the third quarter of 2018.

Equity Income. Equity income was $20.3 million and $31.1 million for the three and nine months ended September 30, 2019, respectively, compared to $16.0 million and $56.0 million for the same periods in 2018 as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas III LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
Three months ended September 30, 2019	2,261	957	8,349	3,629	3,003	9,602	(7,539)	20,262
Three months ended September 30, 2018	4,295	885	1,065	3,540	2,393	3,496	279	15,953
Difference	(2,034)	72	7,284	89	610	6,106	(7,818)	4,309

(in thousands of U.S. Dollars)	Nine Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas III LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
Nine months ended September 30, 2019	3,381	2,641	5,287	8,822	8,310	20,866	(18,175)	31,132
Nine months ended September 30, 2018	17,605	8,324	(647)	11,045	4,970	9,135	5,544	55,976
Difference	(14,224)	(5,683)	5,934	(2,223)	3,340	11,731	(23,719)	(24,844)
Angola LNG Carriers. The decreases in equity income of $2.0 million and $14.2 million for the three and nine months ended September 30, 2019, respectively, from our 33%-owned investment in the four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd (or the Angola LNG Joint Venture) were primarily due to mark-to-market changes on non-designated derivative instruments, where unrealized losses were recognized during the three and nine months ended September 30, 2019 compared to unrealized gains in the same periods in 2018. The mark-to-market changes resulted from decreases in long-term LIBOR benchmark interest rates for interest rate swaps relative to the beginning of the second quarter of 2019 and the beginning of 2019.
Exmar LNG Carriers. The decrease in equity income of $5.7 million for the nine months ended September 30, 2019 from our 50%-owned investment in the LNG carriers relating to our LNG joint venture with Exmar NV (or the Exmar LNG Carriers) was primarily due to the gain on sale of our interest in our 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018 and lower earnings due to such sale.
MALT LNG Carriers. The increases in equity income of $7.3 million and $5.9 million for the three and nine months ended September 30, 2019, respectively, from our 52%-owned investment in the LNG carriers relating to our MALT Joint Venture (or the MALT LNG Carriers) were primarily due to recognition of dry dock hire revenue upon the completion of drydock for the Meridian Spirit, which was a result of adopting new leasing standards and the higher charter rates earned for the Arwa Spirit and Marib Spirit in the third quarter of 2019 upon commencement of one-year, fixed-rate charter contracts in June and July 2019, respectively.
RasGas III LNG Carriers. The decrease in equity income of $2.2 million for the nine months ended September 30, 2019 from our 40% investment in the four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas III LNG Carriers) was primarily due to higher interest expense due to an increase in LIBOR and ineffectiveness recovery of hedge-accounted swaps being recognized through earnings during the nine months ended September 30, 2018 compared to any ineffectiveness being recognized directly to accumulated other comprehensive (loss) income (or AOCI) upon adoption of ASU 2017-12 regarding hedge accounting in 2019. Please read "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements".
Pan Union LNG Carriers. The increases in equity income of $0.6 million and $3.3 million for the three and nine months ended September 30, 2019, respectively, from our investment in the four LNG carriers relating to the Pan Union Joint Venture (or the Pan Union LNG Carriers) were primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, in January 2018, July 2018 and January 2019, respectively, in which we have ownership interests ranging from 20% to 30%.
Yamal LNG Carriers. The increases in equity income of $6.1 million and $11.7 million for the three and nine months ended September 30, 2019, respectively, from our 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture were primarily due to the delivery of three of ARC7 LNG carrier newbuildings, the Rudolf Samoylovich, Nikolay Yevgenov, and Vladimir Voronin in September 2018, June 2019 and August 2019, respectively, and ineffectiveness of hedge-accounted swaps being recognized through earnings during 2018 compared to any ineffectiveness being recognized directly to accumulated other comprehensive (loss) income upon adoption of ASU 2017-12 in 2019.
Bahrain LNG Joint Venture. The decreases in equity income of $7.8 million and $23.7 million for the three and nine months ended September 30, 2019, respectively, from our 30%-owned investment in the joint venture with National Oil & Gas Authority, Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture) was primarily due to unrealized losses on derivative instruments recorded during the three and nine months ended September 30, 2019 compared to gains in the same periods in 2018 and due to the Bahrain Spirit floating storage unit (or FSU) being chartered-in to the Bahrain LNG Joint Venture from us commencing September 2018.

Liquefied Petroleum Gas Segment
As at September 30, 2019, our liquefied petroleum gas segment fleet included 29 LPG and multi-gas carriers, in which our interests ranged from 50% to 99%. However, the table of operating results below only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting and excludes 22 vessels in the Exmar LPG Joint Venture accounted for under the equity method. A comparison of the results from vessels and assets accounted for under the equity method are described below under "- Equity income (loss)."

The following table compares our liquefied petroleum gas segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2019 and 2018 to voyage revenues for those same periods, the most directly comparable GAAP financial measure. The following table also summarizes the changes in calendar-ship-days and revenue days for assets we consolidate in our liquefied petroleum gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2019	2018
Voyage revenues	10,846	6,279	72.7
Voyage expenses	(4,778)	(4,997)	(4.4)
Net voyage revenues	6,068	1,282	373.3
Vessel operating expenses	(4,804)	(4,393)	9.4
Depreciation and amortization	(1,991)	(1,967)	1.2
General and administrative expenses(1)	(397)	(154)	157.8
Loss from vessel operations	(1,124)	(5,232)	(78.5)
Equity income (loss)	1,034	(1,274)	181.2
Operating Data:
Revenue Days (A)	619	550	12.5
Calendar-Ship-Days (B)	644	644	—
Utilization (A)/(B)	96.1%	85.4%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2019	2018
Voyage revenues	28,864	16,669	73.2
Voyage expenses	(11,990)	(11,333)	5.8
Net voyage revenues	16,874	5,336	216.2
Vessel operating expenses	(12,786)	(16,069)	(20.4)
Depreciation and amortization	(5,942)	(5,952)	(0.2)
General and administrative expenses(1)	(1,305)	(2,397)	(45.6)
Write-down of vessels	—	(33,000)	(100.0)
Loss from vessel operations	(3,159)	(52,082)	(93.9)
Equity loss	(2,520)	(3,379)	(25.4)
Operating Data:
Revenue Days (A)	1,834	1,707	7.4
Calendar-Ship-Days (B)	1,911	1,911	—
Utilization (A)/(B)	96.0%	89.3%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied petroleum gas segment’s total calendar-ship-days remained unchanged at 1,911 days for the nine months ended September 30, 2019, compared to the same period in 2018. During the nine months ended September 30, 2019, vessels in this segment were off-hire for 77 days for scheduled dry docking and repairs, compared to vessels in this segment being off-hire for 79 days for scheduled dry dockings and for 64 days for unscheduled repairs and 61 idle days for the same period in 2018. As a result, our utilization increased to 96.0% for the nine months ended September 30, 2019, compared to 89.3% for the same period in 2018.

Net Voyage Revenues. Net voyage revenues increased by $4.8 million and $11.5 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily due to the seven multi-gas carriers earning higher spot revenues during the first three quarters of 2019, as a result of these vessels having been transitioned to a third-party manager in 2019 and operated in a revenue-sharing pool arrangement.

Vessel Operating Expenses. Vessel operating expenses decreased by $3.3 million for the nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily as a result of repairs on the multi-gas vessels in 2018 upon repossession from I.M. Skaugen SE (or Skaugen).

Write-down of vessels. Write-down of vessels for the three months ended September 30, 2018 related to the write-down of the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit multi-gas carriers as a result of our evaluation of alternative strategies for these assets, the then current charter rate environment and the outlook for charter rates for these vessels at the time.

Equity Income (Loss). The $2.3 million and $0.9 million increase in equity income (or decrease in equity loss) for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) was primarily due to higher fixed and spot charter rates earned in 2019.

Conventional Tanker Segment

As at September 30, 2019, our conventional tanker fleet included one Handymax product tanker, while as at September 30, 2018 our conventional tanker fleet included three Suezmax tankers and one Handymax product tanker. The following table compares our conventional tanker segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2019 and 2018 to voyage revenues for those same periods, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2019	2018
Voyage revenues	1,597	5,148	(69.0)
Voyage expenses	(469)	(2,225)	(78.9)
Net voyage revenues	1,128	2,923	(61.4)
Vessel operating expenses	(627)	(3,716)	(83.1)
Depreciation and amortization	(8)	(929)	(99.1)
General and administrative expenses(1)	(209)	(211)	(0.9)
Write-down of vessels	(785)	(2,201)	(64.3)
Restructuring charges	—	(449)	(100.0)
Loss from vessel operations	(501)	(4,583)	(89.1)
Operating Data:
Revenue Days (A)	92	344	(73.3)
Calendar-Ship-Days (B)	92	368	(75.0)
Utilization (A)/(B)	100.0%	93.5%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2019	2018
Voyage revenues	6,728	25,548	(73.7)
Voyage expenses	(333)	(8,724)	(96.2)
Net voyage revenues	6,395	16,824	(62.0)
Vessel operating expenses	(2,502)	(11,042)	(77.3)
Depreciation and amortization	(696)	(4,108)	(83.1)
General and administrative expenses(1)	(586)	(1,892)	(69.0)
Write-down of vessels	(785)	(20,863)	(96.2)
Restructuring charges	(2,976)	(1,845)	61.3
Loss from vessel operations	(1,150)	(22,926)	(95.0)
Operating Data:
Revenue Days (A)	296	1,084	(72.7)
Calendar-Ship-Days (B)	296	1,131	(73.8)
Utilization (A)/(B)	100.0%	95.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 73.8% to 296 days for the nine months ended September 30, 2019 from 1,131 days for the same period in 2018 primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit in February 2018, October 2018, December 2018 and January 2019, respectively.

Net Voyage Revenues. Net voyage revenues decreased by $1.8 million and $10.4 million for the three and nine months ended September 30, 2019, respectively, from the same periods of the prior year, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased by $3.1 million and $8.5 million for the three and nine months ended September 30, 2019, respectively, compared to the same periods of the prior year, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit.

Depreciation and Amortization. Depreciation and amortization decreased by $0.9 million and $3.4 million for the three and nine months ended September 30, 2019, respectively, from the same periods of the prior year, primarily as a result of the sales of the Teide Spirit and Toledo Spirit and the Alexander Spirit being classified as held for sale commencing in the second quarter of 2019.

Write-down of Vessels. We recorded a write-down of $0.8 million for the three and nine months ended September 30, 2019 on the Alexander Spirit, compared to a write-down of $13.0 million for the same vessel during the nine months ended September 30, 2018 to its then estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities after its current contract ended in the third quarter of 2019. In 2018, we also recorded write-downs of $2.2 million and $7.9 million on a combined basis for the three and nine months ended September 30, 2018, respectively, on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of these vessels held for sale at that time.

Restructuring Charges. In January 2019 and February 2018, the Toledo Spirit and Teide Spirit, respectively, were sold and as a result of those sales, we recorded restructuring charges of $0.4 million for the three months ended September 30, 2018, and $3.0 million and $1.8 million for the nine months ended September 30, 2019 and 2018, respectively, relating to seafarer severance costs.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased by $3.0 million for the nine months ended September 30, 2019 compared to the same period in the prior year, primarily due to a reduction in professional fees incurred. During 2018, professional fees included amounts relating to the tax treatment dispute relating to the lease of our three LNG carriers (or the RasGas II LNG Carriers) in our 70%-owned consolidated subsidiary Teekay Nakilat Corporation (or the RasGas II Joint Venture) and claims against Skaugen for damages and losses for our seven multi-gas carriers previously on charter to them.
Interest Expense. Interest expense increased to $40.6 million and $123.8 million for the three and nine months ended September 30, 2019, respectively, from $35.9 million and $88.8 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. These changes were primarily the result of:

•
increases of $5.4 million and $26.4 million for the three and nine months ended September 30, 2019, respectively, relating to interest incurred on the debt and obligations related to the deliveries of the Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers;

•
increases of $1.0 million and $5.4 million for the three and nine months ended September 30, 2019, respectively, due to decreases in capitalized interest as a result of vessels delivered during 2018 and 2019; and

•	an increase of $2.0 million for the nine months ended September 30, 2019 relating to the write-off of debt issuance costs upon completion of debt refinancing on the Sean Spirit in January 2019.
Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(3.3) million and $(17.7) million for the three and nine months ended September 30, 2019, respectively, as compared to $2.5 million and $14.8 million in the same periods of the prior year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(2,621)	(215)	(2,836)	(3,062)	19,278	16,216
Interest rate swap agreements termination	—	—	—	(13,681)	—	(13,681)
Foreign currency forward contracts	—	(434)	(434)	—	—	—
Toledo Spirit time-charter derivative	—	—	—	1,689	(1,709)	(20)
	(2,621)	(649)	(3,270)	(15,054)	17,569	2,515

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(7,398)	(9,740)	(17,138)	(11,850)	38,698	26,848
Interest rate swap agreements termination	—	—	—	(13,681)	—	(13,681)
Interest rate swaption agreements	—	—	—	—	2	2
Foreign currency forward contracts	—	(535)	(535)	—	—	—
Toledo Spirit time-charter derivative	—	(40)	(40)	2,148	(499)	1,649
	(7,398)	(10,315)	(17,713)	(23,383)	38,201	14,818

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at September 30, 2019 and 2018, we had interest rate swap agreements, excluding our swap agreements with future commencement dates and swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $792 million and $1.0 billion, respectively, and with average fixed rates of 3.4% and 3.2%, respectively, for the respective three-month period then ended. The decrease in realized losses relating to our interest rate swaps for the three and nine months ended September 30, 2019 compared to the same periods in the prior year were primarily due to the termination of our interest rate swap associated with the Madrid Spirit refinancing during the third quarter of 2018 and certain interest rate swaps agreements that expired in early-2019.

Three and nine months ended September 30, 2019

During the three months ended September 30, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $2.9 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to June 30, 2019, partially offset by a reclassification of $1.8 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the nine months ended September 30, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $16.7 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to December 31, 2018, partially offset by a reclassification of $4.8 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended September 30, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps and $0.1 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates relative to June 30, 2019.

During the nine months ended September 30, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $2.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.4 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to December 31, 2018.

During the three and nine months ended September 30, 2019, we recognized unrealized losses on our foreign currency forward contracts. This resulted from $0.5 million of unrealized losses relating to depreciation of Euro/USD forward rates relative to the contract rates.

The Toledo Spirit time-charter derivative was an agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. This derivative contract ended in January 2019 upon CEPSA selling the Toledo Spirit Suezmax tanker to a third party. Please read “Item 1 - Financial Statements: Note 10c - Related Party Transactions".

Three and nine months ended September 30, 2018

During the three months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $2.5 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates relative to June 30, 2018, and reclassification of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $14.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates relative to December 31, 2017, and reclassification of $6.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended September 30, 2018, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $14.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, of which $13.7 million was due to the termination of interest rate swap agreements related to the Madrid Spirit refinancing.

During the nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $18.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, of which $13.7 million was due to the termination of interest rate swap agreements related to the Madrid Spirit refinancing, and $0.8 million of unrealized losses related to decreases in long-term forward EURIBOR benchmark interest rates relative to December 31, 2017.

The Toledo Spirit time-charter derivative was an agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. Please read "Item 1 - Financial Instruments: Note 3a - Fair Value Measurements" and “Item 1 - Financial Statements: Note 10c - Related Party Transactions".

The realized gains of $1.7 million and $2.1 million for the three months and nine months ended September 30, 2018, respectively, related to lower earnings on our profit-loss-sharing agreement for the Toledo Spirit (we had corresponding decreases in net voyage revenues).

During the three and nine months ended September 30, 2018, we recognized unrealized losses on our Toledo Spirit time-charter derivative contract of $1.7 million and $0.5 million, respectively. This resulted from a reclassification of previously recognized unrealized gains to realized gains of $1.7 million and $2.1 million for the three and nine months ended September 30, 2018, respectively, partially offset by $1.7 million of unrealized gains for the nine months ended September 30, 2018 relating to decreases in the projected forward tanker rates in the tanker market relative to December 31, 2017.

Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains (losses) were $2.9 million and $(5.1) million for the three and nine months ended September 30, 2019, respectively, compared to gains of $1.4 million and $8.6 million for the same periods of the prior year. These foreign currency exchange gains (losses) are due primarily to the relevant period-end revaluation of our Norwegian Krone (or NOK)-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended September 30, 2019, foreign currency exchange gains (losses) included unrealized gains on the revaluation of our NOK-denominated debt of $22.2 million, unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital, and debt of $5.9 million, unrealized losses on our cross currency swaps of $(23.8) million and realized losses on our cross currency swaps of $(1.4) million.

For the nine months ended September 30, 2019, foreign currency exchange gains (losses) included unrealized gains on the revaluation of our NOK-denominated debt of $17.7 million and unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $7.0 million. These gains were partially offset by unrealized losses on our cross currency swaps of $(25.8) million and realized losses on our cross currency swaps of $(4.0) million.

For the three months ended September 30, 2018, foreign currency exchange gains included unrealized gains on our cross-currency swaps of $1.7 million, unrealized gains on the revaluation of our NOK-denominated debt of $0.7 million and unrealized gains on the revaluation of Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $0.7 million. These gains were partially offset by realized losses on our cross-currency swaps of $1.7 million.

For the nine months ended September 30, 2018, foreign currency exchange gains included unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $7.9 million, and unrealized gains on our cross-currency swaps of $7.5 million. These gains were offset by realized losses on our cross-currency swaps of $4.9 million and unrealized losses on the revaluation of our NOK-denominated debt of $1.9 million.

Other (Expense) Income. Other expenses of $1.2 million and $0.7 million for the three and nine months ended September 30, 2019, included $1.4 million loss recognized relating to the Torben Spirit sale-leaseback refinancing completed in September 2019. Other expense of $51.9 million for the nine months ended September 30, 2018 included $53.0 million for the recognition of an additional tax indemnification guarantee liability recorded within the consolidated RasGas II Joint Venture, which was settled by September 30, 2018. Please read "Item 1 - Financial Statements: Note 12b - Commitments and Contingencies".

Income Tax Expense. Income tax expense increased to $6.5 million for the nine months ended September 30, 2019, respectively, from $3.2 million for the same period of the prior year, primarily due to increased voyages to taxable jurisdictions during the first three quarters of 2019.

Other Comprehensive (Loss) Income. Other comprehensive loss was $19.2 million and $72.5 million for the three and nine months ended September 30, 2019, respectively, compared to other comprehensive income of $6.8 million and $15.6 million for the same periods of the prior year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the RasGas II Joint Venture, in which we own a 70% interest, and in certain of our equity-accounted joint ventures. During the three and nine months ended September 30, 2019, we recognized as other comprehensive loss unrealized losses on our interest rate swaps accounted for using hedge accounting in the RasGas II Joint Venture and in certain of our equity-accounted joint ventures relating to decreases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2019 and December 31, 2018. During the three and nine months ended September 30, 2018, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to increases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2018 and the beginning of 2018, respectively. Upon adoption of ASU 2017-12, both the effective and ineffective portions of the hedge-accounted swaps are recognized through accumulated other comprehensive (loss) income compared to only having the effective portion recognized prior to the adoption.
Liquidity and Cash Needs

Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2019 through 2020 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common unit repurchases we may undertake. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends we expect to receive from our equity-accounted joint ventures. For the next 12 months, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to refinance certain of our loan facilities and bonds maturing during 2020. We already have committed debt financing in place for all of our existing growth projects, including our last remaining ARC7 LNG carrier newbuilding under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Our capital commitments as at September 30, 2019 are described in “Item 1 - Financial Statements: Note 12 - Commitments and Contingencies”.

Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 - Financial Statements: Note 5a - Chartered-in Vessels - Obligations related to Finance Leases" and "Item 1 - Financial Statements: Note 8 - Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our credit facilities require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at September 30, 2019, we had three facilities with an aggregate outstanding loan balance of $411.1 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at September 30, 2019 were 191%, 137% and 185%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As of the date these consolidated financial statements were issued, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2019 was $1.3 billion. As of the date these consolidated financial statements were issued, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

As at September 30, 2019, our consolidated cash and cash equivalents were $142.9 million, compared to $149.0 million at December 31, 2018. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $329.1 million as at September 30, 2019, compared to $324.6 million as at December 31, 2018.

As at September 30, 2019, we had a working capital deficit of $279.6 million. This working capital deficit primarily arose from $390.6 million of long-term debt being classified as current at September 30, 2019 relating to scheduled maturities and repayments in the 12 months following September 30, 2019. Scheduled maturities include $161.6 million of credit facilities maturing in June 2020 and $109.9 million for our NOK bonds maturing in May 2020. We expect to repay the $161.6 million of credit facilities due in June 2020 with the proceeds from the expected sale of two LNG carriers, which the existing charterer is obligated to purchase during the first quarter of 2020. We expect to manage our remaining working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2019, we had available liquidity from undrawn revolving credit facilities of $186.2 million.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2019	2018
Net cash flow from operating activities	201,963	58,227
Net cash flow (used for) from financing activities	(56,622)	333,649
Net cash flow used for investing activities	(133,674)	(524,869)

Operating Cash Flows. Net cash flow from operating activities increased to $202.0 million for the nine months ended September 30, 2019, from $58.2 million for the same period of the prior year, primarily due to: an increase in cash flows generated by the deliveries to us of the Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers between July 2018 and January 2019; the Magellan Spirit commencing its charter-out contract in October 2018; the Torben Spirit earning a higher time-charter rate upon securing a contract extension in 2018; the payment of a tax indemnification liability in our consolidated RasGas II Joint venture in 2018; higher time-charter rates earned by our multi-gas vessels; an increase in dividends received from our equity-accounted joint ventures; and receipts from direct financing leases being included in operating cash flows in 2019 due to the adoption of ASU 2016-02 compared to investing cash flows in 2018 (please read "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements"). These increases were partially offset by decreases in cash flows due to timing of settlement of non-cash working capital, more off-hire days in 2019 for scheduled dry dockings and repairs on certain of our LNG carriers as compared to the same period of the prior year; and the sales of the Teide Spirit, African Spirit, European Spirit and Toledo Spirit conventional tankers between February 2018 and January 2019.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities was $56.6 million for the nine months ended September 30, 2019, compared to net cash flow generated from financing activities of $333.6 million for the same period of the prior year, primarily due to: $519.1 million decrease in net proceeds from the issuance of long-term debt as less refinancing activity was required in 2019; $317.8 million of net proceeds we received from the sale-leaseback financing transactions for the Yamal Spirit and Torben Spirit during the nine months ended September 30, 2019, compared to $370.1 million in the same period in 2018 from the sale-leaseback financing transactions completed for the Magdala, Myrina and Megara; $111.6 million used to repurchase the Torben Spirit from the original bank lessor upon completion of a new sale-leaseback agreement in September 2019; $25.7 million used to repurchase common units during the nine months ended September 30, 2019; higher repayments of obligations related to finance leases of $9.2 million due to sale-leaseback financing transactions completed during 2018 and 2019; and an $8.4 million increase in cash distributions paid as a result of increases in cash distributions to common units commencing in May 2019. These decreases in cash flows from financing activities during the nine months ended September 30, 2019, were partially offset by: $334.8 million lower debt prepayments and repayments primarily due to completion of refinancings during the nine months ended September 30, 2018.

Investing Cash Flows. Net cash flow used for investing activities decreased to $133.7 million for the nine months ended September 30, 2019, compared to $524.9 million for the same period of the prior year, primarily due to $467.7 million decrease in cash expenditures for vessels and equipment during the nine months ended September 30, 2019 compared to the same period in 2018, since more newbuildings were delivered in 2018 and we received $45 million from a shipyard in 2019 related to warranty claims on certain vessels. The decreases in cash used for investing activities were partially offset by $54.4 million of proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018; an increase in our net equity contributions by $13.7 million to our equity-accounted joint ventures for the nine months ended September 30, 2019, compared to the same period of the prior year, primarily due to funding project expenditures in the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture in 2019; and $8.4 million of receipts from direct financing leases being included in investing cash flows in 2018 compared to operating cash flows in 2019.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at September 30, 2019:

	Total	Remainder of 2019	2020	2021	2022	2023	Beyond 2023
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	529.1	27.1	102.7	71.4	58.9	55.1	213.9
Repayments at maturity	805.4	3.4	335.8	175.0	5.0	—	286.2
Commitments related to finance leases(2)	1,917.3	35.4	140.4	138.6	137.0	135.5	1,330.4
Commitments related to operating leases(3)	291.7	12.0	47.7	47.6	35.0	23.9	125.5
Newbuilding installments/shipbuilding supervision and other construction(4)	296.2	245.6	9.7	27.2	13.7	—	—
Total U.S. Dollar-denominated obligations	3,839.7	323.5	636.3	459.8	249.6	214.5	1,956.0
Euro-Denominated Obligations(5)
Long-term debt(6)	170.3	9.5	24.5	25.6	26.8	56.8	27.1
Total Euro-denominated obligations	170.3	9.5	24.5	25.6	26.8	56.8	27.1
Norwegian Krone-Denominated Obligations(5)
Long-term debt(7)	335.3	—	109.9	131.9	—	93.5	—
Total Norwegian Krone-denominated obligations	335.3	—	109.9	131.9	—	93.5	—
Totals	4,345.3	333.0	770.7	617.3	276.4	364.8	1,983.1

(1)
Excludes expected interest payments of $11.3 million (remainder of 2019), $36.2 million (2020), $23.9 million (2021), $19.1 million (2022), $17.4 million (2023) and $58.9 million (beyond 2023). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase the leased assets at the end of their respective lease terms.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $201.9 million under these leases from the remainder of 2019 to 2029.

(4)
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, of which two delivered in 2018 and three ARC7 LNG carrier newbuildings delivered in June, August and November 2019, respectively, with the remaining newbuilding expected to be delivered during the remainder of 2019. As at September 30, 2019, our 50% share of the estimated remaining costs for the two remaining newbuildings, including the Georgiy Ushakov, totaled $194.6 million, of which the Yamal LNG Joint Venture had secured undrawn financing of $168 million based on our proportionate share of the remaining newbuilding installments included in the table above.

The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain that is expected to be completed before year-end. The project will be owned and operated under a 20-year agreement, which is expected to commence in the fourth quarter of 2019, with an estimated fully-built up cost of approximately $906 million. As at September 30, 2019, our 30% share of the estimated remaining costs included in the table above is $46.6 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $20 million related to our proportionate share.

In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at September 30, 2019, the estimated remaining costs of this installation is $55.0 million.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of September 30, 2019.

(6)
Excludes expected interest payments of $0.5 million (remainder of 2019), $1.8 million (2020), $1.4 million (2021), $1.1 million (2022), $0.7 million (2023) and $0.3 million (beyond 2023). Expected interest payments are based on EURIBOR at September 30, 2019, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $5.4 million (remainder of 2019), $18.8 million (2020), $10.8 million (2021), $5.8 million (2022), and $2.9 million (2023). Expected interest payments are based on NIBOR at September 30, 2019, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 7 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2018.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2018, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2018. Other than what has been disclosed in "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements", there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At September 30, 2019, we had two reporting units with goodwill attributable to them. Based on conditions that existed at September 30, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2019 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the expected increase and timing of quarterly distributions on common units;

•	the expected timing and completion of dry docking activities;

•	the future resumption of an LNG plant in Yemen operated by YLNG and payment of deferred amounts for our two 52%-owned vessels on charter to YLNG;

•
our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	the expected timing of delivery of the sixth ARC7 LNG carrier newbuilding in the Yamal LNG Joint Venture;

•	the expected timing and cost relating to the additional equipment to be installed for certain of our LNG carriers;

•	the expectation that there will be no material financial impact to us from the resolution of the sanctions impacting the Yamal LNG Joint Venture;

•	the expected accounting treatment for the WilForce and WilPride and expected impact on our quarterly revenues from these two vessels;

•	expected exposure to interest rate volatility;

•	expected interest payments;

•	the potential impact of new accounting standards; and

•	the expected timing of completion and cost of the LNG receiving and regasification terminal in Bahrain.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the financial stability of our charterers; changes in our expenses; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG, LPG or oil; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; shipyard production or vessel delivery delays; our ability to fund our liquidity needs during the next 12 months, including our ability to access additional cash and capital; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the risks associated with the commencement of operations of the LNG receiving and regasification terminal in Bahrain; the potential inability of Awilco to complete its refinancing and to fulfill its purchase obligations relating to two of our LNG carriers completing charters with Awilco in 2020; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
The following table sets forth repurchases of our common units during the three months ended September 30, 2019:

Period	Total number of Units purchased	Average price paid per Unit	Total number of Units purchased as part of publicly announced plans or program(1)	Maximum number (or approximate dollar value) of Units that may yet be purchased under the plans or programs
July 1 - September 30	931,881	$14.38	931,881	$71,075,389
Total	931,881	$14.38	931,881	$71,075,389
(1) In December 2018, we announced that our General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During the three and nine months ended September 30, 2019, we repurchased 0.9 million common units and 1.9 million common units, respectively, for $13.4 million and $25.2 million, respectively, and associated 2% general partnership interest of $0.3 million and $0.5 million, respectively.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: November 26, 2019	By:	/s/ Anne Liversedge
Anne Liversedge
Secretary